RICHLAND RESOURCES CORP.
1513 Houston Street
Sulphur Springs, Texas 75482
903-439-8795 * 817-332-7401

December 1, 2011

Donald Delaney
Division of Corporate Finance
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

RE: Richland Resources Corp.; Form 8K; Filed November 16, 2011; File No. 000-53575

Dear Mr. Delaney:

This  letter  responds  to each of the  comments  regarding  Item 4.01 of our 8K referenced  above  made in your  comments  letter  dated  November 18, 2011.  The responses set forth and captioned below correspond to the respective captions of the comments in your letter. With this by way of introduction, the following are our responses to your comments:

Comment #1

1.
We note in the third paragraph of Section A that in accordance with Item 304(a)(1)(ii) of Regulation S-K, you provided a statement indicating your Accountant’s report on your financial statements for each of the past five years “… did not contain an adverse opinion or disclaimers of opinion, nor were they qualified or modified as to uncertainty, audit scope or accounting principles.”  This requirement includes disclosure in the accountant’s report of uncertainty regarding your ability to continue as a going concern.

Response:  Richland Resources, Corp. has filed an amended 8-K/A on December 1, 2011 amending the third paragraph as follows;

Davidson & Company LLP’s reports on the Company’s financial statements for years ended October 31, 2006, through October 31, 2010 did not contain adverse opinions or disclaimers of opinion, nor were they qualified or modified as to uncertainty, audit scope or accounting principles.  For both years, Davidson & Company, LLP.’s reports included an emphasis paragraph relating to an uncertainty as to the Registrant’s ability to continue as a going concern.

Comment #2

2.        Please include the required letter from your former accountants addressing the disclosures in your amendment..

Response:  The response from our former accountants has been included as Exhibit 16.1 in the amended 8-K/A filed on December 1, 2011.

RICHLAND RESOURCES CORP.
1513 Houston Street
Sulphur Springs, Texas 75482
903-439-8795 * 817-332-7401

In submitting the filings  described in the first paragraph of this letter,  the Company hereby acknowledges that:

o    It is  responsible  for the adequacy and accuracy of the  disclosure in the filings;
o    That staff  comments or changes to disclosure in response to staff comments  in the filings  reviewed by the staff do not foreclose the Commission from  taking any action with respect to the filings; and
o    The Company may not assert  staff  comments as a defense in any  proceeding initiated by the Commission or any person under the federal securities laws  of the United States.

We hope that we have adequately responded to your comments.  If you have any questions on our  responses or further  comments,  please  contact us as soon as possible.

Sincerely,

/s/ Kenneth A. Goggans

Kenneth A. Goggans
Chief Executive Officer, President, Treasurer,
Chief Financial Officer, Secretary and Director